February 9, 2010
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: H. Christopher Owings

Re:	Kirkland’s, Inc. Form 10-K for the Fiscal Year Ended January 31, 2009 Filed April 20, 2009 File No. 000-49885

Dear Mr. Owings:
     This letter is in response to your letter of comments addressed to Robert E. Alderson, President and Chief Executive Officer of the company, dated January 28, 2010, which was received on February 5, 2010.
     We have begun to analyze the comments in your letter and prepare written responses for submission to the Staff. In your letter, you inquired as to our timing for submission of a response. In this regard, please note that the company is planning to submit its written response to the Staff’s comments by February 19, 2010. Please let me know if you have any objection to this schedule.
Sincerely,
/s/ W. Michael Madden
W. Michael Madden
Senior Vice President and Chief Financial Officer

cc:	Robert E. Alderson Robert A. Friedel